UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Subject: Postal Ballot Notice

The Bank has made the below announcement to the Indian stock exchanges:

We write with reference to the disclosure filed today by our subsidiary- ICICI Securities Limited intimating the appointment of Mr. T. K. Srirang (DIN: 10594104) as Joint Managing Director with effect from May 1, 2024 for a period of five years subject to necessary approvals.

Pursuant to the above, Mr. T. K. Srirang, Group Chief Human Resources Officer, ICICI Bank Limited will be transferred from ICICI Bank Limited to ICICI Securities Limited and will be relieved from his responsibilities at the Bank on close of business hours of April 30, 2024. He will therefore cease to be a senior management personnel of the Bank with effect from May 1, 2024.

You are requested to please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 18, 2024	By:	/s/ Vivek Ranjan
		Name:	Vivek Ranjan
		Title:	Assistant General Manager